SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES FIRST QUARTER 2005 CONSOLIDATED RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Salvador , Brazil – April 28, 2005 – Tele Leste Celular Participações S.A. – "Tele Leste" or "TLE" (Bovespa: TLCP3 (ON = Common Shares); TLCP4 (PN = Preferred Shares); NYSE: TBE), announces today its consolidated results for the first quarter of 2005 (1Q05). Tele Leste is the holding company that controls 100% of Telebahia Celular S.A. and of Telergipe Celular S.A., leading wireless telecommunication service providers in the states of Bahia and Sergipe, respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of its total population.

* For comparison reasons in the number of shares, the reverse stock split was not considered.

Tele Leste Celular, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), Celular CRT Participações S.A., and Tele Sudeste Celular Participações S.A., make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand, Top of Mind in the Brazilian market. In April, 2005 the VIVO Group reached 27 million customers, consolidating its market leadership.

HIGHLIGHTS 1Q05

•  Absolute leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services.

•  TBE´s customer base recorded 1,339 thousand customers, having grown 12.6% in 1Q05 over 1Q04, within an aggressive commercial environment.

•  Churn at 2.6% in 1Q05, a 0.7 p.p. reduction in relation to 4Q04, showing the successful customer retention campaigns.

•  ARPU increased by 3.4% in relation to 1Q04, despite the competition exercised by four operators, with 10.2% increase in the post-paid ARPU.

•  Post-paid MOU increased by 23.4% in relation to 1Q04, having remained stable in relation to 4Q04.

•  EBITDA of R$ 35.8 million accounts for a 23.4% increase in relation to 4Q04. EBITDA margin of 28.0%, 6.6 p.p. higher, despite the strong commercial activity.

•  Net services revenue increased by 18.7% in relation to 1Q04, 6.1 p.p. higher than the increase in the customer base in the same period.

•  Year-to-date losses decreased by 51.3% in relation to 4Q04.

•  Productivity increase in 1Q05 was 19.8% and 5.7% in relation to 1Q04 and 4Q04, respectively, showing the growing improvement in operating efficiency.

•  Sustained growth of data revenues , that increased by 208.3% over last year, accounting for 2.6% of the net services revenue in 1Q05.

VIVO

VIVO celebrated two years in April, recording more than 27 million customers. In these two outstanding years of operations marked by the largest community of customers in Brazil , bringing together innovation and the biggest CDMA coverage in the domestic territory. The adoption of the most advanced technology has made it possible for the company to offer several new products and innovations, such as the following services: Vivo Agenda , Vivo Localiza , Olho Vivo , state-of-the-art corporate solutions, interactive games such as Vivo em Ação , downloads of games, video and songs, in addition to the capability to watch goals in both the Brazilian and European soccer championships which are provided by VIVO on an exclusive basis.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with " Mission " expressed by the Chief Executive Officer: "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the company's image, contributing to the development of our society."

Distribution Channels

On March 31, 2005, Tele Leste had 25 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 395 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO and Banco do Brasil have launched the Download Banking system through cellular phone. This service allows access to Banco do Brasil accounts through VIVO cellular phone, with the same convenience and safety as in the Internet Banking. Initial transactions available are account balance and statement consultation, payment of bills and convention fees, transfer of funds between BB accounts, recharge of pre-paid cellular phones and donations to the Zero Hunger Program. This facility is available from the VIVO Downloads service, and allows computer applications to be downloaded into compatible cellular phones and to be used in the same way as in a regular microcomputer.

In February VIVO launched the new Chat service, which provides users with a larger number of interactive options. Provided with more commands, chat rooms and much more fun, the new version enables more intelligent and intuitive navigation, making conversation quicker and in real time. Having been on the air since December 2004, VIVO's Chat has already recorded 17 thousand daily users.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 1Q04 and 4Q04 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 12.6% in relation to 1Q04 and by 1.4% over the previous quarter, which recorded an intense commercial activity due to Christmas campaigns, reaching 1,339 thousand customers, with a 6.7% increase in the post-paid customer base over 1Q04, especially in medium and high ranges.

•  Share in net additions in 1Q05 was 9.4%, despite the strong competition, which recorded a drop in entry barriers for medium and high ranges offered by its competitors.

•  SAC increased by 4.3% in relation to 4Q04, due to the intensified competitive activity and variations in entry barriers during the period in a market with 4 operators.

•  Churn recorded a 0.7 p.p. reduction, recording 2.6%, thus confirming the success of the commercial practices adopted for the purpose of ensuring customer loyalty.

•  The blended ARPU of R$ 29.9 recorded a 3.4% increase over 1Q04, despite having been impacted by the increase in total customer base, Bill & Keep and by right planning programs (customer profile adequacy plans) effected in the post-paid service users base, with the purpose of ensuring customer loyalty. In relation to 4Q04, a 2.4% reduction was recorded due to seasonal difference between the periods.

•  Increase of post-paid MOU by 23.4% in relation to 1Q04, representing a 41-minute increase, due to the increase in the outgoing post-paid MOU as a result of the campaigns for stimulating the intra-network use. Total MOU remained stable over the same period of last year.

•  The growing improvement in operation efficiency can be measured by the productivity increase in 1Q05 of 19.8% and 5.7% in relation to 1Q04 and 4Q04, respectively, due to the continuous search for organizational and process synergies, integration and rationalization.

NET OPERATING REVENUES - TLE

	According to Corporate Law				
R$ million	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Subscription and Usage	61.7	59.8	3.2%	48.9	26.2%
Network usage	51.7	52.4	-1.3%	47.4	9.1%
Other services	5.7	5.2	9.6%	4.0	42.5%
Net service revenues	**119.1**	**117.4**	**1.4%**	**100.3**	**18.7%**
Net handset revenues	8.9	18.0	-50.6%	9.6	-7.3%
Net Revenues	**128.0**	**135.4**	**-5.5%**	**109.9**	**16.5%**

Net Operating Revenues 1Q05

Net handset revenues 7.0%
Other services 4.5%
Network usage 40.4%
Subscription and Usage 48.1%

Net Operating Revenues 1Q04

Net handset revenues 8.7%
Other services 3.6%
Network usage 43.1%
Subscription and Usage 44.5%

Net Services Revenue

The net services revenue grew 18.7% and 1.4% in relation to 1Q04 and 4Q04, respectively, recording R$ 119.1 million. Such result is a consequence of the increase in the customer base (pre paid and post paid) and in the use of greater value-added services (including data), despite seasonal differences between the periods and right planning.

It must be highlighted that the outgoing services revenue recorded an increase in 1Q05, which was partially offset by the Bill & Keep effect.

We must point out that no increase has been recorded in this year, up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 208.3% in the year-to-year comparison, representing 2.6% of the net service revenues (1.5% in 1Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 56.4% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 4 million, up 100% over the average posted in the same period in 2004.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Cost

Personnel cost increased in 1Q05 over 1Q04 due to the collective bargaining agreement signed in December 2004, which approved a 6.0% adjustment to salaries. Another factor that answered for the increase in relation to 1Q04 was reduction in the headcount, which caused an increase of charges related to severance payments.

Cost of Services Rendered

The 8.7% increase in the cost of services rendered in 1Q05, in relation to 1Q04, is due to the Fistel fee because of the increase in the customer base and in the cost of third party services, arising out of the modernization of its equipment. Such increase was partially offset by lower interconnection costs, due to the seasonal differences between the periods.

Cost of Goods Sold	Cost of goods sold decreased by 45.5% in relation to 4Q04, due to the reduced number of activated handsets (gross additions decreased by 33%), in line with the 50.0% reduction in sales of handsets.

Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which is evidenced by its Churn remaining stable in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

In relation to 4Q04, the expenses recorded a 1.8% increase, caused by a reduction in customer additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, the provision for bad debt (PDD) was R$ 3.4 million, representing 1.8% on the gross revenue (1.0% in 4Q04).

EBITDA

Considering the seasonal characteristics and the strong competition recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 35.8 million, up 23.4% in relation to 4Q04. Margin was 28.0% in 1Q05, 6.6 p.p. above the margin recorded in the previous quarter, in a market with below domestic average penetration.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets was 39.4%.

Depreciation and Amortization	Depreciation and amortization expenses recorded 2.1% reduction in 1Q05 over 1Q04, because of the end of the depreciation of part of the analog equipment that happend during the period

Financial Revenues (Expenses)

Net financial expenses in 1Q05 were R$ 0.9 million above those recorded in the previous quarter. Among the variations that occurred, the additional cost tied to higher debt (net average debt in 1Q05 higher than in 4Q04) and the increase in the interest rates prevailing on the market in the period (3.99% in the 4Q04 and 4.18% in 1Q05).

In the comparison between 1Q05 and 1Q04, Tele Leste recorded an increase in its net financial expenses in the amount of R$ 8.2 million, which was mainly caused by the increase in net debt (increase of R$ 128.3 million) and in the interest rate prevailing in the period (actual CDI of 3.76% in 1Q04 against 4.18% in 1Q05).

Net Result	The loss for the period was R$ 5.8 million, representing a 51.3% reduction in relation to the loss recorded in 4Q04.

Indebtedness

On March 31, 2005, Tele Leste's debts related to loans and financings amounted to R$ 314.3 million (R$ 314.1 million on December 31, 2004), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 40.0 million) and by derivative assets and liabilities (R$ 32.9 million payable) resulting in a net debt of R$ 307.2 million, a 19.4% increse in relation to December 2004 .

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign.

Capital Expenditures (Capex)

Investments effected in the quarter totaled R$ 20.9 million. The increase in investments in relation to the same period of last year is basically due to the following factors: (i) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The operating cash flow recorded R$ 14.9 million in 1Q05, evidencing that Tele Leste has generated funds from its operations that are sufficient to implement its capital expenditures program during the year.

Capital Market

In 1Q05, the value of Tele Leste´s common shares (ON) and preferred shares (PN) dropped 20.8% and 29.7%, respectively, while the Bovespa (São Paulo Stock Exchange) index rose 1.6%. From January to March 2005, the Company's PN shares were traded in 100% of the trading sessions, with an average daily trading volume of R$ 1.1 million. By the end of 1Q05, ON and PN shares were traded at R$ 0,42 and R$ 0,45, respectively, per lot of one thousand shares.

The price of Tele Leste´s Level II ADRs dropped by 29.9% in the quarter, in face of a 2.6% decrease in the Dow Jones index. The closing price of Tele Leste's ADRs for the quarter was USD 8.52

Reverse Stock Split

The Board of Directors of the Company submitted the proposal for a reverse split of Tele Leste's 480,669,472,683 book-entry, registered shares, with no face value to the Special Meeting of Shareholders held on 03/28/2005, of which 167,232,478,151 are common shares and 313,436,994,532 are preferred shares of its capital stock, in the proportion of one fifty thousand (50,000) shares for one (1) share of the respective type, converting them into 9,613,389 book-entry, registered shares, with no face value, of which 3,344,649 are common shares and 6,268,740 are preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, as further amended.

No ADRs reverse split will be effected in the United States of America , only the number of shares for each ADR will change on May 04, 2005, namely, from 50,000 shares for each ADR to one (1) share for each ADR. Therefore, no fractional shares will result in the ADRs program, differently from what will occur in the Brazilian transaction.

TLE's authorized capital should be also changed in the same proportion, being reduced from 1.4 billion shares to 28 million shares, with consequent amendment to the Company's Bylaws.

Social Responsability

•  VIVO has carried out an environment awareness action under Verão VIVO Program, holding several events in coastal regions of Brazil in January and February. For such purpose, it has been provided support by VIVO Institute, which sponsored the production of 25,000 copies of book " A Água Nossa de Cada Dia " (Our Everyday Water), with drawings and authorship by Ziraldo. Focused on clean sea water, the book provides basic guidelines to children and adults on environment preservation, with the purpose of stimulating citizenship.

•  In February, VIVO Institute opened "Espaço VIVO Voluntário" (VIVO Voluntary Space) in São Paulo , a production center for Braille materials. Such Space will enable VIVO voluntaries to produce Braille contents requested by VIVO Institute's partner institutions in all the area covered by VIVO operators. Accordingly, the Program will contribute to teach blind children and adults to read, making it easier for them to have access to information.

•  "Caravana do Esporte", an ESPN Brazil Project was launched on March 8, being sponsored by VIVO Institute, which will take sport-related activities to some low-income regions in Brazilian North, Northeast and Central-West regions for 10 months. These trips will be taped and exhibited in 10 documentaries as from April. The implementation of "Caravana do Esporte" project will be possible thanks to the sponsorship provided by Vivo Institute, the alliance with the UNICEF and partnerships with several consecrated athletes. "Caravana do Esporte" intends to assist five thousand children and young people of 10 cities indicated by the UNICEF.

•  The Efort Partnership for Digital Inclusion was also launched in March, being comprised of Efort Institute, VIVO Institute, Furnas Centrais Elétricas, São Paulo City Hall, Social Security Institute and Office of the Federal Attorney-General, having for goal the inclusion of young people, adults and elderly people with special education needs in the labor market. VIVO Institute contributed to the project through donation of equipment for assembling a fully-adapted telecenter, which houses microcomputers with special software (amplifiers and text readers for blind people), lifting platform (for taking deficient people to the auditorium) and Braille printers.

Main Prizes, Awards and Events

•  VIVO was nominated, for the second consecutive year, as one of the mobile telephone operators that mostly respect consumers within mobile telephone category, during the Marketing Show sponsored by Consumidor Moderno magazine.

•  Ipsos-ASI, a division of Ipsos-Brasil research institute focused on communication evaluation (advertising effectiveness) has selected only three campaigns as the most effective in 2004. Among them is VIVO's Mother's Day campaign.

•  VIVO was present at Telexpo 2005, the main IT and Telecom event in Latin America, which was held in March, in São Paulo . The exhibition was used for showing the entire portfolio of the products and services offered by the Group, divided into five families: "VIVO Encontra", "VIVO Inovando", "VIVO 3G", "VIVO Pagamentos" and "VIVO Empresas".

•  VIVO has sponsored significant Carnival actions in the cities of São Paulo , Rio de Janeiro and Salvador . One of the noteworthy projects was Digital Carnaval, which offered a set of services based on the theme of Brazilian most traditional parade. VIVO service, in partnership with Nokia, offered images and sounds of the main Samba schools of Rio de Janeiro .

•  VIVO entered into a partnership with the Brazilian Soccer Confederation for sponsoring the Brazilian Soccer Teams, in the following categories: main male and female and basic team. Valid for ten years, the partnership includes distribution of multimedia contents through the operator's cellular handsets, in addition to application of VIVO brand on accessories, some soccer team transportation vehicles and, in special, on training uniforms.

BALANCE SHEET - TLE

R$ million

ASSETS	Mar-31-05	Dec-31-04
Current Assets	**282.6**	**331.9**
Cash and cash equivalents	40.0	86.6
Net accounts receivable	124.0	127.7
Inventory	43.0	53.8
Advances to suppliers	0.2	0.6
Deferred and recoverable taxes	44.3	42.3
Derivatives transactions	0.0	0.4
Prepaid Expenses	20.8	8.3
Other current assets	10.3	12.2
Long Term Assets	**230.1**	**232.8**
Derivatives transactions	5.6	6.5
Deferred and recoverable taxes	209.0	211.5
Prepaid Expenses	1.4	1.8
Other long term assets	14.1	13.0
Permanent Assets	**383.5**	**390.3**
Plant, property and equipment	382.9	389.7
Deferred assets	0.6	0.6
Total Assets	**896.2**	**955.0**
LIABILITIES		
Current Liabilities	**360.2**	**285.2**
Personnel, tax and benefits	5.7	6.3
Suppliers and Consignment	111.9	172.2
Taxes, fees and contributions	25.1	19.5
Interest on own capital	0.5	0.5
Loans and financing	174.4	52.3
Contingencies provision	8.5	8.0
Derivatives transactions	23.6	15.3
Other current liabilities	10.5	11.1
Long Term Liabilities	**167.2**	**295.2**
Loans and financing	139.9	261.8
Contingencies provision	7.2	6.8
Derivatives transactions	14.8	21.3
Other long term liabilities	5.3	5.3
Shareholder's Equity	**368.7**	**374.5**
Funds for capitalization	**0.1**	**0.1**
Total Liabilities	**896.2**	**955.0**

INCOME STATEMENTS - TLE

R$ million	According to Corporate Law				
	1 Q 05	4 Q 04	Δ%	1 Q 04	Δ%
Gross Revenues	**190.2**	**205.4**	**-7.4%**	**153.7**	**23.7%**
Gross service revenues	156.6	153.3	2.2%	128.6	21.8%
Deductions – Taxes and others	(37.5)	(35.9)	4.5%	(28.3)	32.5%
Gross handset revenues	33.6	52.1	-35.5%	25.1	33.9%
Deductions – Taxes and others	(24.7)	(34.1)	-27.6%	(15.5)	59.4%
Net Revenues	**128.0**	**135.4**	**-5.5%**	**109.9**	**16.5%**
Net service revenues	119.1	117.4	1.4%	100.3	18.7%
Subscription and Usage	61.7	59.8	3.2%	48.9	26.2%
Network usage	51.7	52.4	-1.3%	47.4	9.1%
Other services	5.7	5.2	9.6%	4.0	42.5%
Net handset revenues	8.9	18.0	-50.6%	9.6	-7.3%
Operating Costs	**(92.2)**	**(106.4)**	**-13.3%**	**(80.2)**	**15.0%**
Personnel	(8.9)	(9.4)	-5.3%	(7.4)	20.3%
Cost of services rendered	(22.4)	(20.6)	8.7%	(20.6)	8.7%
Leased lines	(5.7)	(4.0)	42.5%	(5.1)	11.8%
Interconnection	(3.6)	(4.0)	-10.0%	(3.9)	-7.7%
Rent/Insurance/Condominium fees	(2.6)	(2.4)	8.3%	(3.0)	-13.3%
Fistel and other taxes and contributions	(5.7)	(5.1)	11.8%	(4.9)	16.3%
Third-party services	(4.7)	(5.0)	-6.0%	(3.6)	30.6%
Others	(0.1)	(0.1)	-	(0.1)	-
Cost of handsets	(20.0)	(36.7)	-45.5%	(20.0)	-
Selling expenses	(32.6)	(33.2)	-1.8%	(23.5)	38.7%
Provision for bad debt	(3.4)	(2.1)	61.9%	(3.2)	6.3%
Third-party services	(26.1)	(28.4)	-8.1%	(16.5)	58.2%
Others	(3.1)	(2.7)	14.8%	(3.8)	-18.4%
General & administrative expenses	(6.6)	(7.0)	-5.7%	(7.8)	-15.4%
Other operating revenue (expenses)	(1.7)	0.5	n.d.	(0.9)	88.9%
EBITDA	**35.8**	**29.0**	**23.4%**	**29.7**	**20.5%**
Margin %	**28.0%**	**21.4%**	**6.6 p.p.**	**27.0%**	**0.9 p.p.**
Depreciation and Amortization	(28.3)	(27.4)	3.3%	(28.9)	-2.1%
EBIT	**7.5**	**1.6**	**368.7%**	**0.8**	**837.5%**
Net Financial Income	(11.0)	(10.1)	8.9%	(2.8)	292.9%
Financial Revenues	3.4	6.3	-46.0%	2.3	47.8%
Exchange rate variation / Monetary variation	0.8	4.3	-81.4%	0.7	14.3%
Other financial revenues	2.7	1.5	80.0%	2.3	17.4%
(-) Pis/Cofins taxes on financial revenues	(0.1)	0.5	n.d.	(0.7)	-85.7%
Financial Expenses	(14.4)	(16.4)	-12.2%	(5.1)	182.4%
Exchange rate variation / Monetary variation	(1.9)	16.8	n.d.	(1.9)	-
Other financial expenses	(4.2)	(4.2)	0.0%	(3.4)	23.5%
Gains (Losses) with derivatives transactions	(8.3)	(29.0)	-71.4%	0.2	n.d.
Non-operating revenue/expenses	0.3	(1.5)	n.d.	(0.6)	n.d.
Taxes	(2.6)	(1.9)	36.8%	(1.5)	73.3%
Net Income	**(5.8)**	**(11.9)**	**-51.3%**	**(4.1)**	**41.5%**

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Antonio Sergio M. Botega Carlos Alberto B. Lazar Mara Boaventura Dias	Maria Carolina de F. Gonçalves Maria Ednéia Pinto Pedro Gomes de Souza

Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available from the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions : participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

Right planning programs – Customer profile adequacy plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.